(SHEARMAN & STERLING LLP LETTER HEAD)

FAX COVER SHEET	December 7, 2007

To:	Firm	Fax Number	Office Phone
Mr. Geoff Kruczek	Securities and	202.772.9218
	Exchange
	Commission
From:		Fax Number	Office Phone
Alan Seem	Shearman &	86.10.6563.6002	86.10.5922.8002
	Sterling LLP
Pages transmitted (including cover sheet): 4
Comments:
Dear Mr. Kruczek-
We are writing to respond to comments on the registration statement on Form F-1 of Solarfun Power Holdings Co. Ltd. (“Solarfun”) that Ms. Peggy Fisher was kind enough to relay to Rob Evans in our New York office by voicemail yesterday.
Attached for your review please find the revised cover page of the Solarfun prospectus, as well as a “Purpose of the Offering” section that is proposed to be added to the “Summary” section, that hopefully clarifies the structure and intention of the proposed transaction. Could you please advise Rob Evans (revans@shearman.com or 212-848-8830) or myself (aseem@shearman.com or 011-86-13910127951) at your earliest convenience whether these revisions address your concerns or whether you have further comments? Once you confirm to us that this revised disclosure is acceptable, we will amend the Form F-1 to reflect these changes, as well as the addition of the audit report as noted by Ms. Fisher, and refile.
Thank you for your kind attention to this matter.
Best regards,
Alan Seem

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued          , 2007
American Depositary Shares
Solarfun Power Holdings Co., Ltd.
REPRESENTING           ORDINARY SHARES

This is an offering of           American depositary shares, or ADSs. Each ADS represents five ordinary shares, par value US$0.0001 per ordinary share. The ADSs are evidenced by American depositary receipts, or ADRs.

The purpose of this offering is to facilitate the concurrent private placement of our convertible senior notes. The ADSs being offered hereby are ADSs that we will effectively lend to an affiliate of Morgan Stanley, the underwriter for this offering. This affiliate will sell the ADSs in this offering and will use the resulting short position to enable investors in our convertible senior notes to hedge their investments. See “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.”

We will not receive any proceeds from the sale of the ADSs in this offering, but we will receive the proceeds of the concurrent private placement of our convertible senior notes. Delivery of the ADSs in this offering is conditioned upon closing of the sale of our convertible senior notes.

Because of our arrangement with an affiliate of Morgan Stanley described in more detail under “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes,” we do not believe that this transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating our basic or diluted earnings per share under US GAAP.

Our ADSs are listed on The Nasdaq Global Market under the symbol “SOLF.” On December 6, 2007, the last reported sale price of our ADSs was US$22.95 per ADS.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 11.

PRICE $      AN ADS

The underwriter has been granted an option to purchase up to an additional           ADSs on the same terms, solely to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the purchased ADSs to purchasers on          , 2007.

MORGAN STANLEY

          , 2007

PURPOSE OF THE OFFERING
     This offering is being done concurrently with a private offering of our convertible senior notes (the “convertible notes”) under Rule 144A under the Securities Act. This offering is intended to allow Morgan Stanley, which is acting as the initial purchaser of the convertible notes and the underwriter for this offering, to provide a hedge for the convertible note investors.
     Ordinarily, hedge funds investing in an issuer’s convertible securities would borrow the underlying common stock and short it in the public market. In our case, however, there does not appear to be a sufficient public float in our outstanding ADSs to enable prospective investors to hedge the convertible notes efficiently. To remedy this problem and to make our convertible notes marketable on better terms, we will make additional ADSs available to Morgan Stanley as described below.
     We will sell ADSs (the “purchased ADSs”) to Morgan Stanley pursuant to a share issuance and repurchase agreement, which is described below under “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.” Under this agreement, we will sell ADSs to Morgan Stanley for the par value of the underlying ordinary shares, subject to our right to repurchase an equal number of ADSs from Morgan Stanley for nominal consideration. In addition, under this agreement Morgan Stanley will pay to us an amount equal to any dividends or other distributions we make on the purchased ADSs, whether or not Morgan Stanley continues to hold them. Morgan Stanley is selling these purchased ADSs in this offering.
     The net effect of these transactions is to create a short position for Morgan Stanley in our ADSs, as if Morgan Stanley had borrowed ADSs from us and sold them in the public market. This short position will allow Morgan Stanley to enter into swaps with investors in the convertible notes, allowing such investors to hedge their investments.
     In view of the contractual undertakings of Morgan Stanley in the share issuance and repurchase agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the sale of the ADSs under the agreement, we believe that under US GAAP, the ADSs sold in this offering will not be considered outstanding for the purpose of computing our basic or diluted earnings per share.
     The overall effect of the transactions described above is to allow us to market our convertible notes on terms that are comparable to the terms we would otherwise have been able to achieve if there were enough of our ADSs available to be borrowed in the public market to enable investors in our convertible notes to hedge their investments efficiently. The existence of the share issuance and repurchase agreement could have the effect of causing the market price of our ADSs to be lower over the term of the agreement than it would have been had we not entered into the agreement. See “Risk Factors — Risks Related to This Offering — The effect of the issuance of our ADSs in this offering, which issuance is being made to facilitate transactions by which investors in our convertible notes may hedge their investments, may be to lower the market price of our ADSs.” However, we have determined that the entry into the share issuance and repurchase agreement is in our best interests as a means to facilitate the offer and sale of our convertible notes pursuant to the concurrent private placement on terms more favorable to us than we could have otherwise obtained.